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                               UNITED STATES
                               -------------
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
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                                FORM NT-10Q

                      NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER
                                                        0-2180

(Check One):  [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
              [  ]  Form 10-Q  [  ] Form N-SAR

                   For Period Ended January 31, 1998
                                    ----------------
                                                    CUSIP NUMBER
                                                     89151T 10 6
              [  ] Transition Report on Form-10K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              --------------------

                    Read Instructions (on back page) Before
                    Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I --REGISTRANT INFORMATION

                    Total-Tel USA Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

                            150 Clove Road
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Address of Principal Executive Office (Street and Number)

                   Little Falls, New Jersey  07424
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City, State, and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

           (a)     The reasons described in reasonable detail in
                   Part III of this form could not be
                   eliminated without unreasonable effort or expense.

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form-10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The substantial increase in business requires additional calculation and account analysis. The form 10-Q will be filed within the extension period. (Attach Extra Sheets if Needed)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Thomas P. Gunning            973                   812-1100
 -----------------            ---                   --------
      (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                      [X]  Yes  [ ]  No

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(3)  It is anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [X]  Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     Total-Tel USA Communications, Inc.
                     ---------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 1, 1998       By /S/  Thomas P. Gunning
       -----------          ----------------------
                             Secretary & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence if the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).


                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


PART IV. - OTHER INFORMATION

(3) It is estimated that operating results and earnings per share for the current fiscal year will be significantly below the operating results and earnings per share for the prior fiscal year.